The Stephan Co.
1850 West McNab Road
Fort Lauderdale, FL  33309

October 25, 2005

Mr. Robert Burnett, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Burnett:

     In response to your "comment letter" dated September 30, 2005, in connection with our Item 4.01 Form 8-K filed on September 19, 2005, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A filing with respect to the change in auditors;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     With respect to questions 5 and 6 of the above referenced letter, and as discussed with the Staff of the SEC, our March 31, 2005 and June 30, 2005 Forms 10-Q were filed and had been reviewed by our new accounting firm.

     The Company has filed an amended Form 8-K in addition to filing this letter through the EDGAR correspondence system. In connection with the filing of these documents and additional correspondence filed with the Commission on October 7, 2005, we believe that all of the Staff's comments have been addressed.

Very truly yours,

/s/ David Spiegel

David Spiegel
Chief Financial Officer